UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

INVITAE CORPORATION

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

46185L103

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46185L103

1	Names of Reporting Persons. Genomic Health, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 2,207,793

	6	Shared Voting Power 0

	7	Sole Dispositive Power 2,207,793

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,207,793

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 6.9% (1)

12	Type of Reporting Person (See Instructions) CO

(1)   The percentage of common stock beneficially owned is based on 31,926,026 shares of common stock outstanding as of October 30, 2015 as reported by the issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015.

Item 1
	(a)	Name of Issuer: Invitae Corporation
	(b)	Address of Issuer’s Principal Executive Offices: 458 Brannan Street San Francisco, California 94107

Item 2
	(a)	Name of Person Filing: Genomic Health, Inc.
	(b)	Address of Principal Business Office or, if none, Residence: The address for the principal business office of Genomic Health, Inc. is: 301 Penobscot Drive Redwood City, California 94063
	(c)	Citizenship: Delaware
	(d)	Title of Class of Securities: This Schedule 13G report relates to the Common Stock, $0.0001 par value per share (the “Common Stock”), of Invitae Corporation.
	(e)	CUSIP Number: 46185L103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or Dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in section 3(a)(6) of the Act;
	(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act;
	(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940;
	(e)	☐	Investment Adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or an endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
	(g)	☐	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);
	(k)	☐

Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J) please specify the type of institution:____________________________

Not applicable.

Item 4.	Ownership
(a) Amount beneficially owned: 2,207,793 shares of Common Stock.
(b)

Percent of class:

6.9%  based on 31,926,026 shares of Common Stock outstanding as of October 30, 2015, as reported by the issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015.

(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 2,207,793
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 2,207,793
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2016	GENOMIC HEALTH, INC.

	By:	/s/ G. Bradley Cole
	Name:	G. Bradley Cole
	Title:	Chief Financial Officer